Exhibit 99.1

VBL Therapeutics Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

TEL AVIV, Israel and NEW YORK, Sept. 01, 2022 (GLOBE NEWSWIRE) — VBL Therapeutics (Nasdaq: VBLT) (“VBL”), a biotechnology company developing targeted medicines for immune-inflammatory diseases, today announced that VBL received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on August 31, 2022, notifying VBL that it is not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing on the Nasdaq.

Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the VBL’s ordinary shares for the 30 consecutive business days from July 20, 2022, to August 30, 2022, VBL no longer meets the minimum bid price requirement.

The Notification Letter does not impact the VBL’s listing on the Nasdaq Global Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), VBL has been provided 180 calendar days, or until February 27, 2023, to regain compliance with Nasdaq Listing Rule 5450(a)(1). To regain compliance, VBL’s ordinary shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event VBL does not regain compliance by February 27, 2023, VBL may be eligible for an additional 180 day period to regain compliance or may face delisting.

VBL’s business operations are not affected by the receipt of the Notification Letter. VBL intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About VBL Therapeutics

VBL Therapeutics (Nasdaq: VBLT) is developing targeted therapies for immune-inflammatory diseases. VBL’s lead immunology product candidate VB-601 is a targeted antibody for immune-inflammatory applications expected to enter Phase 1 this year that has shown disease-modifying activity across multiple preclinical models including multiple sclerosis, rheumatoid arthritis and inflammatory bowel disease. At present, VBL is evaluating options for development of its assets and to maximize shareholder value, which may include partnering and other strategic options. To learn more about VBL, please visit vblrx.com or follow VBL on LinkedIn, Twitter, YouTube or Facebook.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding VBL’s ability to regain compliance with Nasdaq’s minimum bid requirement, VBL’s evaluation of strategic alternatives and transactions to maximize shareholder value, as well as timing of the initiation of a first-in-human trial for VB-601, among others. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with the development of pharmaceutical product candidates, and include risks associated with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that VBL’s financial resources do not last for as long as anticipated, that VBL may not realize the expected benefits of its intellectual property protection, that VBL may not identify any strategic alternatives or if so identified, be able to consummate any such transaction on terms acceptable to VBL and its shareholders, and adequacy of any impairments, among others. A further list and description of these risks, uncertainties and other risks can be found in VBL’s regulatory filings with the U.S. Securities and Exchange Commission (“SEC”), including in its annual report on Form 20-F for the year ended December 31, 2021, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

Daniel Ferry

LifeSci Advisors

+1(617) 430-7576

daniel@lifesciadvisors.com